Exhibit 99.1

Financial Results for the First Half Year Ended June 30, 2026 in Connection with the Unaudited Interim
Condensed Consolidated Financial Statements as of and for the Six Months Ended June 30, 2026

Financial Results for the First Half Year Ended June 30, 2026

Revenue

Total revenues increased by approximately RMB140.4 million, or 50.0%, from approximately RMB280.6 million for the six months ended June 30, 2025 to approximately RMB421.0 million (US$61.8 million) for the six months ended June 30, 2026. Revenues from our freight forwarding services increased by RMB78.5 million, or 49.7%; revenue from our supply chain management increased by RMB57.0 million, or 47.3%; and revenue from our other value-added services increased by RMB4.9 million, or 202.6%.

During the six months ended June 30, 2026, we continued to expand our market reach, particularly by strengthening our engagement with major customers, resulting in significant increases in revenue generated from individual customers. Average revenue per customer increased to approximately RMB427.0 thousand (US$62.7 thousand) per customer for the six months ended June 30, 2026 from RMB262.3 thousand for the six months ended June 30, 2025.

Cost of Revenue

Our cost of revenues increased by 62.8% from RMB261.0 million for the six months ended June 30, 2025 to RMB425.0 million (US$62.4 million) for the six months ended June 30, 2026.

Our cost of revenues for freight forwarding services increased by approximately RMB100.4 million, or 71.5%, from approximately RMB140.5 million for the six months ended June 30, 2025 to approximately RMB240.9 million (US$35.4 million) for the six months ended June 30, 2026. Cost of freight charges, representing the main source of our cost of revenue, increased by RMB91.0 million, or 70.4%, from approximately RMB129.2 million for the six months ended June 30, 2025 to approximately RMB220.2 million (US$32.3 million) for the six months ended June 30, 2026. The main components of freight charges were the freight and the delivery fees paid to third- party carriers. Global inflation, the Russia-Ukraine war that began in 2022, and ongoing conflicts in the Middle East have contributed to volatility in fossil fuel prices, increasing transportation costs and adversely affecting the freight forwarding business, which remains heavily dependent on fossil fuels to power various modes of transportation. In addition, during the six months ended June 30, 2025, we received a refund of approximately RMB30.3 million from an airline company in connection with government subsidies related to two charter flight routes operated by us during 2022 to 2023. Pursuant to the original agreements with our customer, approximately RMB8.9 million of the refund was returned to the customer. As a result, the remaining net refund of approximately RMB21.4 million was recorded as a reduction to our cost of freight charges during the six months ended June 30, 2025.

Our cost of revenues for supply chain management increased by approximately RMB58.1 million, or 48.9%, from approximately RMB118.9 million for the six months ended June 30, 2025 to approximately RMB177.0 million (US$26.0 million) for the six months ended June 30, 2026. The increase synchronized with the business growth of electronic devices and chips business.

Our cost of revenues for other value-added services increased by approximately RMB5.5 million, or 342.3%, from approximately RMB1.6 million for the six months ended June 30, 2025 to approximately RMB7.1 million (US$1.0 million) for the six months ended June 30, 2026. The increase was primarily attributable to the costs associated with newly launched integrated station and customs services.

Gross loss

For the six months ended June 30, 2025, we had gross profit of RMB19.6 million. For the six months ended June 30, 2026, we had gross loss of RMB4.0 million (US$0.6 million). For the six months ended June 30, 2025 and 2026, our overall gross profit margin decreased from positive 7% to negative 1% mainly due to loss from freight forwarding services.

Operating Expenses

Our operating expenses increased from RMB17.2 million for the six months ended June 30, 2025 to RMB18.8 million (US$2.8 million) for the six months ended June 30, 2026, representing a period-on-period increase of 9.1%. This increase was primarily attributable to (i) an increase of RMB2.5 million (US$0.4 million) in director fees and professional expenses for legal, auditing and consulting services; (ii) an increase of RMB1.4 million (US$0.2 million) in administration employee payroll due to increase of employee headcount; (iii) an increase of RMB0.5 million (US$0.1 million) of other general and administrative expenses; partially offset by (i) an increase in reversal of credit losses of RMB2.4 million (US$0.4 million) due to the subsequent collection of allowance recognized at the end of 2025; (ii) an increase of RMB0.3 million (US$0.04 million) of lease termination gain from derecognition of right-of-use assets and lease liabilities upon the lease termination; (iii) a decrease of RMB0.3 million (US$0.04 million) of selling and marketing expenses; (iv) a decrease of research and development costs of RMB0.1 million (USD$0.02 million) primarily because the Company's research and development activities had been substantially completed in 2025 and no new research and development projects were initiated during the six months ended June 30, 2026.

Other expenses, net

Other (expenses) / income, net consisted of interest expenses, foreign exchange gain or loss, non-operating income, and non-operating expenses. We had other expenses, net of RMB0.9 million and other income, net of RMB3.0 million (US$0.4 million) for the six months ended June 30, 2025 and 2026, respectively.

The other income, net of RMB3.0 million (US$0.4 million) for the six months ended June 30, 2026 consists of other non-operating income, net of RMB0.3 million (US$0.1 million), foreign exchange gain of RMB3.3 million (US$0.4 million), and interest expenses, net of RMB0.6 million (US$0.1 million). The other expenses, net of RMB0.9 million for the six months ended June 30, 2025 consists of other non-operating income, net of RMB0.4 million, foreign exchange loss of RMB1.4 million, and interest income, net of RMB0.1 million.

Income taxes

We recorded income tax benefit of RMB0.6 million and income tax expenses of RMB0.4 million (US$0.1 million) for the six months ended June 30, 2025 and 2026, respectively.

Share of income of equity method investees, net of tax

In 2024, we acquired a 20% equity interest in HYTX Warehouse No.3 LLC and 49% stake in HYTX Warehouse No.10 LLC, which all operate warehouses in the United States. We recorded our share of income of RMB0.2 million and RMB0.04 million (US$0.01 million) for the six months ended June 30, 2025 and 2026.

Net income / loss

As a result of the foregoing, we had net income of RMB 2.3 million for the six months ended June 30, 2025 and net loss of RMB20.1 million (US$3.0 million) for the six months ended June 30, 2026.

JAYUD GLOBAL LOGISTICS LIMITED

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31,	June 30, 2026
	2025	(Unaudited)
	RMB	RMB	US$
Assets
Current assets
Cash	38,554,840	46,718,968	6,859,441
Restricted cash - current	-	1,015,097	149,040
Accounts receivable, net	67,466,586	103,579,786	15,207,944
Accounts receivable - related parties	-	1,131,736	166,165
Contract assets	2,700,871	4,888,238	717,708
Prepaid expenses and other current assets, net	48,181,557	74,828,790	10,986,623
Prepaid expenses and other current assets - related parties	6,426,947	-	-
Other receivable - related parties	12,315,486	11,862,947	1,741,759
Loan receivable - related parties	1,085,703	828,234	121,604
Total current assets	176,731,990	244,853,796	35,950,284

Non-current assets
Long term investments	19,446,437	18,635,901	2,736,188
Property and equipment, net	14,656,085	14,341,669	2,105,694
Intangible asset, net	5,486,877	5,180,770	760,659
Operating right-of-use assets, net	5,838,296	40,116,901	5,890,103
Deferred tax assets, net	4,243,729	4,022,888	590,654
Restricted cash - non-current	-	3,112,309	456,960
Total non-current assets	49,671,424	85,410,438	12,540,258

TOTAL ASSETS	226,403,414	330,264,234	48,490,542

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term borrowings	22,203,903	22,011,550	3,231,812
Loans payable - related parties	188,147	800,281	117,500
Accounts payable - third parties	30,892,306	97,714,289	14,346,751
Accounts payable - related parties	8,179,282	5,947,081	873,171
Contract liabilities	24,067,058	3,693,711	542,323
Accrued expenses and other current liabilities	14,541,974	12,433,893	1,825,587
Other payable - related parties	629,456	372,027	54,622
Taxes payable	14,418,114	15,076,962	2,213,652
Operating lease liabilities - current	2,281,725	13,154,133	1,931,336
Total current liabilities	117,401,965	171,203,927	25,136,754

Non-current liabilities
Long-term borrowings	4,000,000	4,000,000	587,294
Operating lease liabilities – non-current	4,403,452	28,733,635	4,218,772
Other payables - shareholders -non-current	6,937,500	6,937,500	1,018,588
Total non-current liabilities	15,340,952	39,671,135	5,824,654
Total liabilities	132,742,917	210,875,062	30,961,408
Commitments and contingencies
Shareholders’ equity
Class A Ordinary shares (par value of US$ 0.005 per share; 480,000,000 Class A ordinary shares authorized and 3,165,708 Class A ordinary shares issued and outstanding as of December 31, 2025 and 8,350,708 Class A ordinary shares issued and outstanding as of June 30, 2026.)	111,583	290,496	42,652
Class B Ordinary shares (par value of US$ 0.005 per share; 20,000,000 Class B ordinary shares authorized and 108,192 Class B shares issued and outstanding as of December 31, 2025 and June 30, 2026.)	3,368	3,368	495
Additional paid in capital	271,686,122	318,565,665	46,772,918
Statutory reserves	434,047	1,264,670	185,683
Accumulated deficit	(162,556,362)	(183,890,282)	(26,999,410)
Accumulated other comprehensive loss	(4,663,574)	(10,207,609)	(1,498,717)
Total Jayud Global Logistics Limited shareholders’ equity	105,015,184	126,026,308	18,503,621
Non-controlling interests	(11,354,687)	(6,637,136)	(974,487)
Total shareholders’ equity	93,660,497	119,389,172	17,529,134

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	226,403,414	330,264,234	48,490,542

JAYUD GLOBAL LOGISTICS LIMITED

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

	For the Six Months Ended June 30,
	2025	2026
	(Unaudited)	(Unaudited)
	RMB	RMB	US$
Revenues - freight forwarding	155,875,351	236,084,200	34,662,702
Revenues - freight forwarding - related parties	1,978,424	272,676	40,035
Revenues - supply chain management and others	122,507,419	184,637,223	27,109,079
Revenues - supply chain management and others - related parties	267,111	-	-
Total Revenues	280,628,305	420,994,099	61,811,816

Cost of revenues -freight forwarding	(112,165,665)	(219,094,316)	(32,168,189)
Cost of revenues -freight forwarding - related parties	(28,350,905)	(21,852,199)	(3,208,416)
Cost of revenues - supply chain management and others	(120,465,033)	(167,824,157)	(24,640,526)
Cost of revenue - supply chain management and other -related parties	-	(16,231,605)	(2,383,181)
Total Cost of revenues	(260,981,603)	(425,002,277)	(62,400,312)

Gross profit / (loss)	19,646,702	(4,008,178)	(588,496)

Operating expenses
Selling expenses	(4,443,044)	(4,178,530)	(613,506)
Reversal of credit losses	3,282,461	5,467,355	802,736
Lease termination gain	107,025	382,889	56,217
General and administrative expenses	(15,518,954)	(19,925,155)	(2,925,480)
Research and development expenses	(625,657)	(508,014)	(74,588)
Total operating expenses	(17,198,169)	(18,761,455)	(2,754,621)
Operating profit / (loss)	2,448,533	(22,769,633)	(3,343,117)

Other expenses / income
Other income, net	414,160	372,067	54,628
Foreign exchange (loss) / gain, net	(1,422,781)	3,347,405	491,478
Financial income / (expenses), net	101,178	(681,874)	(100,115)
Total other (expenses) / income, net	(907,443)	3,037,598	445,991

Income / (loss) before income tax benefit / (expense)	1,541,090	(19,732,035)	(2,897,126)
Income tax benefit / (expense)	586,878	(410,166)	(60,222)
Share of income of equity method investees, net of tax of nil	180,815	38,671	5,678
Net income / (loss)	2,308,783	(20,103,530)	(2,951,670)
Less: Net income attributable to non-controlling interests	519,676	399,767	58,695
Net income / (loss) attributable to the Jayud Global Logistics Limited’s ordinary shareholders	1,789,107	(20,503,297)	(3,010,365)

Net income / (loss)	2,308,783	(20,103,530)	(2,951,670)
Foreign currency translation adjustment, net of tax	(360,252)	(5,544,035)	(813,994)
Total comprehensive income / (loss)	1,948,531	(25,647,565)	(3,765,664)
Less: total comprehensive income / (loss) attributable to non-controlling interest	519,676	399,767	58,695
Total comprehensive income / (loss) attributable to Jayud Global Logistics Limited’s ordinary shareholders	1,428,855	(26,047,332)	(3,824,359)

Net income / (loss) per share
Basic and diluted	0.95	(3.27)	(0.48)
Weighted average shares*
Basic and diluted	1,876,536	6,262,325	6,262,325

*	Retrospectively restated for effect of share combination on September 9, 2025

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